Exhibit 99.77(i)

ITEM 77I – Terms of New or Amended Securities

At the September 13, 2012 Board meeting, the Board of Directors of ING Series Fund, Inc. approved the establishment of Class R6 Shares on behalf of ING Large Cap Growth Fund and ING Small Company Fund.  Class R6 shares are sold without a front-end load and are not subject to a CDSC. In addition, at its May 23, 2013 meeting, the Board approved the agreements and other routine matters with respect to the establishment of the Class R6 Shares.